Filed Pursuant to Rule 253(g)(2)
File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 4 DATED FEBRUARY 17, 2021
TO THE OFFERING CIRCULAR DATED NOVEMBER 27, 2020

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated November 27, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 1, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the offering price for our common shares throughout the Offering Circular
•	Disclose the letter sent to investors on or about February 17, 2021

Offering Price for Our Common Shares

The following information supersedes and replaces the first paragraph on the cover page of the Offering Circular:

We are continuing to offer up to 4,716,010 shares of our Class B Common Stock to the public. As of February 17, 2021, we had sold 814,948 shares at $8.87 per share, and 1,738,062 shares at $9.09 per share, for approximately $23 million in offering proceeds. Effective February 17, 2021, the offering price per share of our Class B Common Stock is $9.54. Investors will pay the most recent publicly announced offering price as of the date of their subscription.

The following information supersedes and replaces the table on the cover page of the Offering Circular:

	Per Share	Total Minimum		Total Maximum (1)

Public Offering Price (2)	$9.54	1,000,000	(3)	$43,662,593
Underwriting Discounts and Commissions (4)	$—	$—		$—
Proceeds to Us from this Offering to the Public (Before Expenses (5))	$9.54	1,000,000	(3)	$43,662,593
Proceeds to Other Persons	$—	$—		$—

(1)	This is a “best efforts” offering, which means we are only required to use our best efforts to sell the Class B Common Stock offered in this offering.

(2)	The price per share shown was arbitrarily determined by our board of directors and will apply for the duration of this offering.

(3)	We previously exceeded the minimum level of sales.

(4)	Investors will not pay upfront selling commissions in connection with the purchase of our Class B Common Stock.

(5)	All expenses incurred as a result of this offering, which we estimate to be approximately $250,000, will be borne by us. Estimated expenses include all expenses incurred from the commencement of this offering on February 28, 2020 through the expected termination of this offering in February 2023, when we expect to file a new offering statement on Form 1-A. Purchasers of our Class B Common Stock are not directly responsible for costs incurred as a result of this offering.

The following information supersedes and replaces the following risk factors on pages 20 and 21 of the Offering Circular:

This offering and the offerings of our eDirectTM Programs are focused on attracting a large number of investors that plan on making relatively small investments. An inability to attract such investors may have an adverse effect on the success of our and our eDirectTM Programs’ offerings, and we may not raise adequate capital to implement our business strategy.

Our Class B Common Stock and the common shares of our eDirectTM Programs are being offered and sold only to “qualified purchasers” (as defined in Regulation A). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D (which, in the case of natural persons, (A) have an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, (B) earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year, (C) who has certain professional certifications, designations or credentials or other credentials issued by an accredited educational institution, as designated by the SEC or (D) who, with respect to investments in a private fund, are “knowledgeable employees” of the fund, as defined in the Investment Company Act of 1940) and (ii) all other investors so long as their investment in the particular issuer does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our Class B Common Stock and the common shares of our eDirectTM Programs are currently being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our Class B Common Stock or in the common shares of an eDirectTM Program, as applicable, does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Therefore, our target investor base inherently consists of persons that may not have the high net worth or income that investors in traditional initial public offerings have, where the investor base is typically composed of “accredited investors.”

Our reliance on attracting investors that may not meet the net worth or income requirements of “accredited investors” carries certain risks that may not be present in traditional initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than “accredited investors,” which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments requires a larger investor base in order to meet our goal of raising approximately $43.7 million in this offering and each eDirectTM Program’s goal of raising $50,000,000 on a rolling 12-month basis in its offering. We may have difficulties in attracting a large investor base, which may have an adverse effect on the success of this offering, the eDirectTM Programs’ offerings, and a larger investor base involves increased transaction costs, which will increase our, our eDirectTM Programs’ expenses. Further, if our eDirectTM Programs are unable to successfully raise capital for their respective business strategies, we will experience a decrease in the fees that we collect from our eDirectTM Programs or from real estate operators that may be borrowers or joint venture partners with our eDirectTM Programs, which would have a negative effect on our growth prospects.

We will continue to be controlled by our executive officers who hold shares of our capital stock, and their interests may conflict with those of our other stockholders.

Upon the completion of this offering (that is, assuming that we are able to raise the balance of the aggregate $43.7 million of Class B Common Stock being offered in this offering), our executive officers who hold shares of our capital stock, one of whom is Benjamin Miller, our Chief Executive Officer, will collectively hold more than fifty percent (50%) of the combined voting power of our capital stock (after giving effect to the voting rights of the holders of preferred stock, voting on an as-converted basis). So long as our executive officers continue to collectively hold, directly or indirectly, shares of capital stock representing more than 50% of the voting power of our capital stock, they will be able to exercise control over all matters requiring stockholder approval, including the election of directors (and therefore our management and policies), amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions. The control exercised by our executive officers may have the effect of delaying or preventing a change in control of our Company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The interests of our executive officers may not always coincide with the interests of other stockholders, and our executive officers may act in a manner that advances their best interests and not necessarily those of our other stockholders.

The following information supersedes and replaces the first paragraph under “Use of Proceeds” on page 34 of the Offering Circular:

We estimate that the net proceeds to us from the sale of Class B Common Stock in this offering will be approximately $43.4 million, based upon (i) previous capital raised in this offering of approximately $23 million, (ii) the sale of an additional 2,163,000 shares of Class B Common Stock being offering under this offering circular at an offering price of $9.54 per share and (iii) an estimate of $250,000 offering expenses payable by us being dedicated from the gross proceeds. Estimated expenses include all expenses incurred from the commencement of this offering on February 28, 2020 through the expected termination of this offering in February 2023, when we expect to file a new offering statement on Form 1-A. This offering is part of a continuous offering under which we have raised a total of approximately $82.7 million, which includes approximately $59.7 million raised in our prior offering.

The following information supersedes and replaces “Dilution” on page 36 of the Offering Circular:

If you invest in our Class B Common Stock, your interest will be diluted to the extent of the difference between the offering price per share of our Class B Common Stock and the pro forma net tangible book value per share of our Class B Common Stock immediately after this offering. Dilution results from the fact that the per share offering price of our Class B Common Stock is substantially in excess of the pro forma net tangible book value per share attributable to the existing equity holders. Net tangible book value represents net book equity attributable to equity holders of the Company excluding intangible assets. Note, the net tangible book value does not include any assets or liabilities attributable to consolidated but non-controlling interests.

Our pro forma net tangible book value per share as of December 31, 2019 was approximately $25.6 million, or approximately $0.76 per share of our Common Stock on a fully diluted basis. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Common Stock outstanding on a fully diluted basis.

The following table illustrates the substantial and immediate dilution per share of Class B Common Stock to a purchaser in this offering, assuming issuance of 4,716,010 shares of Class B Common Stock in this offering:

On Basis of Full Conversion of Issued Instruments	$43.7 Million Raise
Current Price per Share	$9.54	(1)
Shares previously issued in this offering	2,553,010
Additional estimated shares to be issued in this offering	2,163,000
Total expected shares in this offering	4,716,010
Net Offering Proceeds from this offering	$43,412,593	(2)
Capital raised in previous offering(s)	$59,700,097
Net Tangible Book Value Pre-Financing from this offering	$25,632,000	(3)
Net Tangible Book Value Post-Financing	$69,044,593	(3)

Shares issued and outstanding Pre-Offering assuming full conversion	33,557,093	(4)
Post-Financing Shares Issued	38,273,103	(4)

Net tangible book value per share prior to offering	$0.76
Increase/(Decrease) per share attributable to new investors	$1.04
Net tangible book value per share after offering	$1.80
Dilution per share to new investors ($)	$7.74
Dilution per share to new investors (%)	81.09%

(1)	The remaining 2,163,000 shares are expected to be sold at $9.54 for proceeds of $20,635,020. 814,948 shares have been previously sold in this offering at $8.87 per share for proceeds of approximately $7,228,589, and 1,739,062 shares have been previously sold in this offering at $9.09 for proceeds of approximately $15,798,984.

(2)	Net Offering Proceeds from this offering is net of estimated offering expenses of $250,000. Estimated expenses include all expenses incurred from the commencement of this offering on February 28, 2020 through the expected termination of this offering in February 2023, when we expect to file a new offering statement on Form 1-A.

(3)	Net tangible book value is based on the net tangible equity attributable to equity holders of the Company as of December 31, 2019. In the instance upon dissolution/sale of the Company, the value of assets and liabilities attributable to non-controlling interests would be excluded from the value of the Company. Thus, assets and liabilities attributable to non-controlling interests are excluded from the Company's net tangible book value.

(4)	Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock, and vesting of all issued restricted Class A Common Stock grants.

The following table sets forth, as of December 31, 2020, on the same pro forma basis as above, the number of shares of Class B Common Stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, using the prior offering results, and assuming the remaining 2,163,000 shares being offered pursuant to this Offering Circular are issued at $9.54 per share, before deducting estimated offering expenses payable by us:

	Dates Issued	Issued Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Stock	2014-2017	2,454,394		$0.17	(2)
Class F Common Stock	2014	10,000,000		N/A(3)
Series A Preferred Shares	2014	10,647,531	(1)	$2.19
Series A Preferred Shares (Conversion of convertible notes payable)	2014	1,217,515	(1)	$1.20
Total Common Stock Equivalents, excluding Class B		24,319,440		$1.03

Class B Common Stock, previous offerings	2017-2019	9,237,653		$6.46
Class B Common Stock, assuming an additional 2,163,000 shares sold in this offering	2020-2021	4,716,010		$9.26
Total Class B Common Stock		13,953,663		$7.41	(4)

Total After Inclusion of this Offering		38,273,103		$3.37

(1)	Assumes conversion of all issued shares of Series A Preferred Stock to Class A Common Stock.

(2)	As of December 31, 2020, 2,453,935 shares have been authorized and issued, and are fully vested, and 459 options have been exercised. Class A Common Stock Issued previously included 432,965 forfeited shares, these are no longer included in the total Class A Common Stock Issued, as it is unlikely that we will reissue those shares under our Stock Plan in the foreseeable future. 1,912,900 shares were issued for an effective cash price of $0.1105 per share. 174,000 shares were issued for an effective cash price of $0.19 per share. 797,500 were issued for an effective cash price of $0.29 per share. 2,500 shares were issued for an effective cash price of $5.50 per share. 459 options were exercised for $5.50 per share.

(3)	Common shares issued without cash payment includes 10,000,000 Class F shares to the co-founders for the contribution of Fundrise LLC, Popularise LLC, Fundrise Servicing LLC, and other assets of the Company.

(4)	Based on shares issued previously, and assuming the 2,163,000 additional shares being offered pursuant to this offering circular are issued at $9.54 per share, the Class B weighted average per share will be $7.41.

The table above does not give effect to shares of our Class A Common Stock that may be issued upon the exercise of options and restricted stock units (RSUs) that we expect to grant under our stock-based compensation plans after the time of this offering. To the extent shares of our Class A Common Stock are issued pursuant to the Company’s 2014 Stock Option and Grant Plan, there will be further dilution to new investors.

Investor Letter sent on or about February 17, 2021

Fundrise iPO: 2020 year in review

CEO Ben Miller shares highlights from the company's performance during an unprecedented year, and a look at our plans for continued growth in 2021.

We're pleased to report that despite the broader global events of the past year, the Fundrise platform ended 2020 with overall net growth across all our major performance metrics. By continuing to build toward our long-term vision, we laid the groundwork for 2021 to be our biggest year ever, and are currently on pace to grow more over the next 12 to 18 months than in the last seven years combined.

Dear fellow shareholders,

We hope that you've already had an opportunity to read our recent end of year letter to all Fundrise investors, and therefore won't take more time here reiterating what you already know about the broader global events of the past year.

Instead, we'll try and pick up where we left off in our mid-year iPO update, in which we discussed the performance of the platform through the height of the pandemic and the importance of proving out the core business model in the face of extreme economic uncertainty and market volatility.

As mentioned then, we refocused our efforts through the second half of the year on ramping back up our engines of growth, with the goal of getting back to the level of aggressive scaling that we'd seen at the start of the year.

We are pleased to report that we ended the year with **overall net growth** across all our major performance metrics. And while we did not achieve the same ~100% year-over-year growth that has been so consistent over the past several years, in light of everything that occured and our overall relative performance to the rest of the real estate industry, we view 2020 as perhaps an even bigger success.

	Dec 31, 2019	Dec 31, 2020	1-year growth
Assets under mgmt.[1]	$988 million	$1.347 billion	▲ 36.3%
Active investors	122,544	148,336	▲ 21.0%
Employees	110	129	▲ 17.2%

1. Approximate, rounded to the nearest million Laying the groundwork for the next level of success Additionally, while during the onset of the pandemic we reduced our total spending to ensure that the business was well-capitalized and in a position of relative strength to weather a potential extended downturn, the team itself did not stop working. Rather, we continued building out the infrastructure necessary to achieve our long-term objectives, and so while top line growth metrics may have been slowed for a period, we feel that the foundation needed to reach the next level of success is now in a better place than ever before. Just to give you some sense of what we mean, below are a few noteworthy examples: ● Launched the first version of the Fundrise Android app and have worked to bring its feature set towards parity with iOS over 8 subsequent major releases. ● Introduced a seamless IRA investing experience, not only reducing what was a multi-week process down to a matter of days, but enabling investors to allocate their tax-advantaged assets to Fundrise without ever leaving the platform. ● Overhauled our investor goals feature, including making the feature available on iOS and Android. ● Upgraded key software services to allow for greater scale: in 2020 alone we generated roughly 1.3 million individual 1099-DIVs, while our daily performance reporting software layer now stores in excess of 975 million unique data points. ● To cap off the year, we introduced an enhanced version of our proprietary fund infrastructure which removes the previous restrictions on total per-fund offering capacity, enabling the creation of a unified flagship strategy which we intend to power the core of our investors’ portfolios going forward. This innovation should not only reduce the overall impact of short-term cash drag on investor returns, but also provide the potential for greater portfolio diversification over the long run. Regaining our pre-pandemic momentum While success is never guaranteed, together with our renewed focus on expanding overall awareness of our brand, we believe these key initiatives have allowed us to recover our momentum and put us back on track to meet our historical growth trajectory. Active investors on platform, Jan 31, 2014 - Feb 12, 2021²

2. “Active investors on platform” represents the approximate number of unique shareholders across all Rise Companies sponsored real estate investment programs as of the indicated date. This figure is net of shareholders who had redeemed or otherwise liquidated all of their shares as of the indicated date. In fact, with just our progress in 2021 so far we’ve already set new records with January being the single largest fundraising month ever for our sponsored funds. Assuming we are able to continue to deliver on this trajectory, we would end up growing the business as much over the next 12 to 18 months as we have in the last seven years combined... 3. 2021 run rate incorporates quarterly compounding of the actual growth observed over the period from Dec 31, 2020 to Feb 12, 2021. This is intended to approximate the intra-year increase in growth we have historically observed in past years; there can be no guarantee that such performance will be achieved in 2021 or any other future period. This continued growth has translated into a steadily increasing price per share, with the effective offering price now at $9.54 per share (a 4.9% increase from July 21, 2020 and an approximate year-over-year increase of 7.5%). Dec 31, 2020 Feb 12, 2021 2021 run rate³ Assets under mgmt $1.347 billion $1.447 billion ▴ 80.9% Active investors 149,099 154,663 ▴ 53.2% Employees 129 132 ▴ 21.4%

We’re also happy to share that we were once again recognized for these efforts, earning several awards across the industry, including: ● ● ● ● Inc 5000 Fastest Growing Companies in America Deloitte Technology Fast 500 Forbes Fintech 50 Nerdwallet’s Best Real Estate Investment Platform for 2020 Looking ahead As we stated in our mid-year update, the core idea behind Fundrise has always been pretty simple: Leverage technology to provide better access to high-quality investments at a lower cost. It’s been our belief that as the broader demographic tailwinds create a new generation full of millions and millions of new investors, the platform that was able to provide consistently strong performance with the best overall experience would be well-positioned to succeed. Looking back on a year filled with so many unexpected challenges, we feel that we’ve not only established ourselves as the clear leader in the space but continue to distance ourselves from the rest of the pack.

As before, we expect to continue to offer new investors an opportunity to invest in the iPO, as well as provide existing investors with the ability to make additional investments. And as before, we believe doing so will not only provide the business with more capital to continue to scale but also convert evermore investors into both shareholders, and advocates. The Fundrise growth flywheel The past year was validating in that it showed us just how important and powerful our Fundrise investor community can be, advocating for the principles on which the platform is built and driving continued awareness and organic growth. As always, we want to express our sincerest thanks to all of our fellow shareholders who continue to support the company and drive its success. We are looking forward to a year that will bring Fundrise even further into the spotlight and position us for our next level of growth. For those who haven’t seen it yet, I’ll leave you with this recent video we produced as part of a new marketing campaign, which is currently airing on many popular streaming video services. [ video embed: https://www.youtube.com/watch?v=OCBOljyXs10 ] Onward, Ben and the entire Fundrise team